

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
Thomas E. Vickers
Chief Accounting and Financial Officer
OmniComm Systems, Inc.
2101 West Commercial Blvd, Suite 3500
Fort Lauderdale, FL 33309

> **Re: OmniComm Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 8-K**
> **Filed August 14, 2014**
> **File No. 0-25203**

Dear Mr. Vickers:

We have reviewed your response dated August 12, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Financial Statements, page F-1

1. Please file amendments to the periodic reports referred to in your responses to the comments in our letter dated July 16, 2014.

Form 8-K Filed August 14, 2014

2. We reviewed your response to comment 4 in our letter dated July 16, 2014 and the financial statements of Promasys for the years ended December 31, 2012 and 2011. The financial statements of Promasys appear to be prepared on a comprehensive basis other than U.S. GAAP or IFRS as issued by the IASB. Consequently, the financial statements

of the foreign business must be reconciled to U.S. GAAP when the significance of the foreign business exceeds 30%. Please provide us with your analysis of significance in accordance with Regulation S-X 8-04(b). If any of the significance tests exceed 30% please revise to include reconciliation to U.S. GAAP. Please refer to Item 17(c)(v) of From 20-F and Rule 8-04(e) of Regulation.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief